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                                                                  Exhibit (c)(2)


                         FORM OF OPTIONHOLDER AGREEMENT


                  This AGREEMENT is made and entered into this 16th day of May, 1999, by and between Viacom International Inc. ("Viacom"), a Delaware corporation, and _____________ (the "Optionholder").

                  WHEREAS, Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 17, 1999 with Viacom and VSEG Acquisition Inc., a Delaware corporation ("Purchaser");

                  WHEREAS, Viacom currently holds approximately 80% of the issued and outstanding common stock, par value $.001 per share of the Company (the "Shares") and desires to ensure that it does not hold less than 80% of the Shares;

                  WHEREAS, pursuant to the Merger Agreement, Viacom and Purchaser intend to commence a tender offer (the "Tender Offer") to purchase all of the Shares which Viacom does not currently own;

                  WHEREAS, the Optionholder is the holder of stock options to purchase Shares from the Company ("Options") issued pursuant to The Charter Company Stock Option Plan, The Spelling Entertainment Group Inc. 1987 Stock Option Plan or The Spelling Entertainment Group Inc. 1994 Stock Option Plan, or pursuant to any employment agreement or other arrangement with the Company;

                  NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Viacom and the Optionholder hereby agree as follows:

                  SECTION 1. AGREEMENT OF OPTIONHOLDER. The Optionholder hereby agrees that, from and after the date hereof, until the earlier of (a) the date immediately following the date upon which the Tender Offer shall have expired and Purchaser shall have purchased the Shares tendered pursuant to the Tender Offer and (b) the date upon which the Tender Offer expires without any Shares being accepted for payment by the Purchaser, the Optionholder will not exercise any of his or her Options and will not purchase any Shares from the Company under any Options held by the Optionholder.

                  SECTION 2. AGREEMENT OF VIACOM. Viacom agrees that, immediately after the purchase by Purchaser of the Shares accepted for payment under the Tender Offer, Viacom shall cause Spelling to cancel all Options held by the Optionholder, and shall cause Purchaser to pay to the Optionholder, in consideration for the cancellation of such Option, an amount in cash equal to the product of (a) the number of Shares previously subject to such Option and
(b) the excess, if


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any, of $9.75 over the exercise price per Share previously subject to such
Option. All applicable withholding taxes attributable to the payments made hereunder shall be deducted from the amounts payable hereunder and such amount shall be forwarded to the Company.

                  SECTION 3 RELEASE OF OPTIONHOLDER. In the event that, on any date prior to the expiration of the Tender Offer, any Option held by the Optionholder has an expiration date within three days of such date, the Optionholder shall, with respect to such Option only, be released from his or her obligations such Section 1 of this Agreement

                  SECTION 4. GOVERNING LAW. This Optionholder Agreement shall be governed by the laws of the State of New York.


                  IN WITNESS WHEREOF, the parties hereto have executed this Optionholder Agreement as of the date first written above.


                                    VIACOM INTERNATIONAL INC.


                                    By:
                                        ----------------------------------
                                        Name:
                                        Title:


                                    OPTIONHOLDER



                                    --------------------------------------
                                    Name: